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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment No. 5


                               MEDIQ Incorporated
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   584906101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                       3,500
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,435,190


                               7) Sole Dispositive Power                      0


                               8) Shared Dispositive Power            7,383,976


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     7,438,690*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  31.20


   12) Type of Reporting Person (See Instructions)                           HC




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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 5


                               MEDIQ Incorporated
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   584906101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)  Citizenship or Place of Organization United States of America


   Number of Shares         5) Sole Voting Power                          3,500
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                    7,435,190


                            7) Sole Dispositive Power                         0


                            8) Shared Dispositive Power               7,383,976


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      7,438,690


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row (9)                 31.20

    12) Type of Reporting Person (See Instructions)                          BK





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   Item 4 - Ownership:
     (a) Amount Beneficially Owned:
                                                                      7,438,690*


     (b) Percent of Class:



     (c) Number of shares to which such person has:
         (i) sole power to vote or to direct the vote                      3,500
         (ii) shared power to vote or to direct the vote               7,435,190
         (iii) sole power to dispose or to direct the disposition of           0
         (iv) shared power to dispose or to direct the disposition of  7,383,976




   Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

   See Schedule A attached.


   * Beneficial ownership consists of 3,739,945 shares of Preferred, Series A stock (CUSIP #584906200), which is not registered under the Securities Exchange Act of 1934. This Preferred stock is convertible at any time to common stock at a conversion rate of one to one, and thus is deemed to be beneficial ownership of common stock. These shares are reportable under Rule 13d-3d(i).

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                                   Schedule A


                               MEDIQ Incorporated


         Item 6 - Ownership of More than five Percent on Behalf of Another
                  Person


         This security is held in various trusts. The following persons may have the power to direct the proceeds of sale and/or dividends in their capacity as Co-Fiduciaries:

                   Lionel Felzer
                   17124 Newport Club Drive
                   Boca Raton, Florida 33496

         Lionel Felzer is a Co-Fiduciary with PNC Bank, NA. for accounts holding 3,626,997 shares of MEDIQ Inc. Common stock and 3,671,947 shares of MEDIQ Inc. Preferred, Series A stock.

                   Judith Shipon
                   1115 Devon Road
                   Rydal, PA 19046

         Judith Shipon is a Co-Fiduciary with PNC Bank, NA. for accounts holding 3,612,147 shares of MEDIO Inc. Common stock and 3,652,147 shares of MEDIQ Inc. Preferred, Series A stock.

                   Bessie Rotko
                   100 Bryer Estate #4-N
                   Elkins Park, PA 19117

         Bessie Rotko is a Co-Fiduciary with PNC Bank, NA. for accounts holding 3,607,197 shares of MEDIQ Inc. Common stock and 3,647,197 shares of MEDIQ Inc. Preferred, Series A stock.

                   Michael Rotko, Esquire
                   c/o Drinker, Biddle & Reath
                   Suite 1100
                   1345 Chestnut St.
                   Phila., PA 19107

         Michael Rotko is a Co-Fiduciary with PNC Bank, NA. for accounts holding 3,659,613 shares of MEDIQ Inc. Common stock and 3,704,563 shares of MEDIQ Inc. Preferred, Series A stock.





File: J\13G.93

                   John Iskrandt, Esquire
                   c/o Schnader, Harrison, Segal & Lewis
                   Suite 3600, 1600 Market St.
                   Phila., PA 19103

         John Iskrandt is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 36,228 shares of MEDIQ Inc Common stock and 76,228 shares of MEDIQ Inc. Preferred, Series A stock.

                   Thomas C. Rotko
                   P.O. Box 369
                   Unionville, PA 19375


         Thomas C. Rotko is a Co-Fiduciary with PNC Bank, NA. for accounts holding 21,258 shares of MEDIQ Inc. Common stock and 21,258 of MEDIQ Inc. Preferred, Series A stock.

                   William L. Rotko
                   P.O. Box 369
                   Unionville, PA 19375


         William L. Rotko is a Co-Fiduciary with PNC Bank, NA. for accounts holding 21,258 shares of MEDIQ Inc. Common stock and 21,258 shares of MEDIQ Inc. Preferred, Series A stock.





File: J\13G.93


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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


         /s/ Howard I. Verbofksy, Managing Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature


         _____________________________________________________________________
         Name/Title

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


         /s/ Michelle A. O'Donnell, Assistant Vice President and
             Assistant Regulatory Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature



         _____________________________________________________________________
         Name/Title